LaserCard Corporation
1875 North Shoreline Boulevard,
Mountain View, CA 94043.
Tel (650) 969-4428.
Fax (650) 969-6121.

September 21, 2009

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Your letter dated September 14, 2009
LaserCard Corporation
Form 10-K for the Fiscal Year Ended March 31, 2009
Filed June 15, 2009
Form 8-K dated July 27, 2009
File No. 0-6377

Dear Ms. Collins:

We have reviewed your letter dated September 14, 2009 and we will provide responses as quickly as possible but in no event later than October 9, 2009.

Thank you for your consideration.

Sincerely,

/s/ Steven G. Larson

Steven G. Larson
Vice President, Finance
LaserCard Corporation